Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

OF FUBOTV INC.

FuboTV Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: That, by unanimous written consent of the Board of Directors of the Corporation, resolutions were duly adopted recommending and declaring advisable that the Certificate of Incorporation of the Corporation be amended and that such amendments be submitted to the stockholders of the Corporation for their consideration, as follows:

RESOLVED, that Article IV, Section 4.01 of the Certificate of Incorporation of the Corporation, be amended and restated in its entirety to read as follows:

          Authorized Shares. The total number of shares of stock which the Corporation shall have authority to issue is 7,050,000,000 shares of capital stock, consisting of three classes as follows:

(a)	5,000,000,000 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”);

(b)	2,000,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”); and

(c)	50,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Effective as of 5:00 p.m. Eastern Time on the date this Certificate of Amendment of Certificate of Incorporation is filed with the Office of the Secretary of State of the State of Delaware (the “Effective Time”), a one-for-twelve reverse stock split of the Corporation’s Common Stock shall become effective, pursuant to which each twelve shares of Class A Common Stock or Class B Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully-paid and nonassessable share of Class A Common Stock or Class B Common Stock, respectively, automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Class A Common Stock or Class B Common Stock, respectively, from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Class A Common Stock and the Class B Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu thereof, (i) with respect to holders of one or more certificates which formerly represented shares of Class A Common Stock or Class B Common Stock that were issued and outstanding immediately prior to the Effective Time, upon surrender after the Effective Time of such certificate or certificates, any holder who would otherwise be entitled to a fractional share of Class A Common Stock or Class B Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment (the “Fractional Share Payment”) equal to the fraction to which such holder would otherwise be entitled multiplied by the closing price per share as reported by the New York Stock Exchange (as adjusted to give effect to the Reverse Stock Split) on the date of the Effective Time; provided that, whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (a) the total number of shares of Class A Common Stock or Class B Common Stock, as applicable, that were issued and outstanding immediately prior to the Effective Time formerly represented by certificates that the holder is at the time surrendering and (b) the aggregate number of shares of Class A Common Stock or Class B Common Stock, as applicable, after the Effective Time into which the shares of Class A Common Stock or Class B Common Stock formerly represented by such certificates shall have been reclassified; and (ii) with respect to holders of shares of Class A Common Stock and Class B Common Stock in book-entry form in the records of the Corporation’s transfer agent that were issued and outstanding immediately prior to the Effective Time, any holder who would otherwise be entitled to a fractional share of Class A Common Stock or Class B Common Stock, as applicable, as a result of the Reverse Stock Split, following the Effective Time, shall receive the Fractional Share Payment automatically and without any action by the holder.

SECOND: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this 23rd day of March, 2026.

FUBOTV INC.

By:	/s/ David Gandler
David Gandler
Chief Executive Officer